UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note

Effective as of September 9, 2014, the legal domicile of Gold Reserve Inc. (the "Company") changed from the Yukon, Canada to Alberta, Canada pursuant to a continuance (the "Continuance") of the Company under the Business Corporations Act (Alberta) (the "ABCA").  The Continuance was effected through a continuance resolution, approved by the Company's shareholders on September 5, 2014, which authorized the Company to continue under the ABCA as if it had been incorporated under such statute.  As a result of the Continuance, the Company continues as the same legal entity, other than its domicile has changed.  In addition, following the Continuance, the Company continues its same business and operations and shareholders continue to hold the same number of Class A common shares, no par value (the "Class A Common Shares"), equity units (including Class B common shares, no par value (the "Class B Common Shares")), or other securities of the Company as they currently hold, with the same rights and obligations, as the case may be, attaching thereto, except that the Company is now organized in Alberta, Canada.

In connection with the completion of the Continuance, the Company desires to set forth in this report an updated description of its share capital, including a description of its currently effective shareholder rights plan. In addition, the Company has attached to this report, and incorporates by reference herein, its Articles of Continuance (which are deemed to be the Articles of Incorporation of the Company upon the Continuance under the ABCA), By-Law No. 1, a form of Class A Common Share certificate and Notice of Discontinuance in Yukon, Canada as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively.

Description of Share Capital

The Company is authorized to issue an unlimited number of Class A Common Shares of which 76,076,686 Class A Common Shares were issued and outstanding at September 18, 2014. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Company's board of directors. Upon the Company's liquidation, dissolution or winding up, shareholders are entitled to receive the Company's remaining assets available for distribution to shareholders. The Class A Common Shares include associated Class A Common Share purchase rights under the Company's shareholder rights plan agreement, as amended and restated. Those rights are described below under the heading "―Description of Amended and Restated Shareholder Rights Plan Agreement."

In February 1999, Gold Reserve Corporation became a subsidiary of the Company. Generally, each shareholder exchanged its Gold Reserve Corporation shares for an equal number of the Company's Class A Common Shares. For tax reasons, certain U.S. holders elected to receive equity units in lieu of the Company's Class A Common Shares. An "equity unit" is comprised of one Gold Reserve Inc. Class B Common Share and one Gold Reserve Corporation Class B common share, is substantially equivalent to a Class A Common Share and is generally immediately convertible into a Class A Common Share. At September 18, 2014, there were 961 equity units outstanding.

The board of directors of the Company is also authorized to issue an unlimited number of one or more series of Class C preferred shares (the "Class C Preferred Shares") with rights and preferences as determined by the board of directors.  At September 18, 2014, the Company had no Class C Preferred Shares outstanding.

As noted above, effective September 9, 2014, the legal domicile of the Company was changed from the Yukon, Canada to Alberta, Canada pursuant to the Continuance. Following the Continuance, shareholders continue to hold the same number of Class A Common Shares, equity units (including Class B Common Shares) or other securities of the Company as they currently hold, with the same rights and obligations, as the case may be, attaching thereto, except that the Company is now organized in Alberta, Canada.

Adjustments will be made in the event of certain corporate transactions, such as, but not limited to, a subdivision or consolidation of the common shares or reorganization, reclassification of the capital, or merger or amalgamation with any other company.

description of amended and restated shareholder rights plan agreement

The following is a summary of the principal terms of the Company's Amended and Restated Shareholder Rights Plan Agreement, dated as of June 11, 2009 (the "2009 Rights Plan"), between the Company and Computershare Investor Services Inc. ("Computershare"), as amended by the First Amendment to Shareholder Rights Plan Agreement, dated as of June 27, 2012 (the "2012 Rights Plan Amendment" and the 2009 Rights Plan, as amended by the 2012 Rights Plan Amendment, the "Rights Plan"), between the Company and Computershare.  This summary is qualified in its entirety by reference the full text of the 2009 Rights Plan and the 2012 Rights Plan Amendment, respectively, which are each incorporated by reference as exhibits to this report on Form 6-K.

Effective Time.  The Rights were first issued under the Company's rights plan on February 4, 1999, which is defined as the "Effective Time" under the Rights Plan.

Term. The term of the Rights Plan, as extended by the 2012 Rights Plan Amendment, will expire on June 30, 2015. This is defined as the "Expiration Time" under the Rights Plan.

Issue of Rights. Immediately following the Effective Time, one right (a "Right") was issued and attached to each outstanding Common Share. One Right has also been issued and attached to each Common Share (as defined in the Rights Plan) issued since the Effective Time. Under the terms of the Rights Plan, the Rights that have been issued under the predecessor shareholder rights plan agreements will remain outstanding. In addition, the Company will continue to issue one Right for each Common Share issued prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

Exercise Price.  Until the Separation Time, the exercise price ("Exercise Price") of each Right is two times the market price, from time to time, of the Common Shares. From and after the Separation Time, the Exercise Price is two times the market price, as at the Separation Time, per Common Share. The Exercise Price is subject to adjustment as set out in the Rights Plan.

Separation Time.  The Rights are not exercisable and do not trade separately from their associated Common Shares until the "Separation Time." The "Separation Time" is the close of business on the 10th trading day after the earliest of:

         i.            the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person (subject to certain exceptions that are described in the Rights Plan, an "Acquiring Person" is any person who is the beneficial owner of 20% or more of the outstanding Common Shares);

        ii.            the date of the commencement of, or first public announcement of the current intention of any person (other than the Company or any subsidiary of the Company) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined in the Rights Plan); and

      iii.            the date on which a Permitted Bid or a Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable.

The Separation Time can also be such later date as may from time to time be determined by the board of directors.

Rights Exercise Privilege.  The Rights will separate from the Common Shares to which they are attached and will become exercisable at the Separation Time. A "Flip-in Event" occurs when any person becomes an Acquiring Person. On the 10th trading day after a Flip-in Event occurs, all Rights (except those that are held by the Acquiring Person) will permit the holder to purchase a number of Class A Common Shares of the Company that have a market value equal to twice the Exercise Price of the Rights for an amount in cash equal to the Exercise Price. For example, if Rights are exercised on a date on which the Exercise Price is equal to Cdn $10, then each Right would permit the holder to purchase the number of Class A Common Shares with a total market value of Cdn $20 by paying the Exercise Price of Cdn $10 (i.e., at a 50% discount).

Dilution. The issue of the Rights is not initially dilutive. However, if a Flip-in Event occurs and the Rights separate from the Common Shares, reported earnings per Common Share on a fully diluted or non-diluted basis may be affected. In addition, holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability:  Until the Separation Time, the Rights will be evidenced by the certificates representing Common Shares and will be transferable only together with the associated Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements:  In order for a take-over bid to be a permitted bid (a "Permitted Bid") it must meet the following requirements:

         i.            the take-over bid must be made by way of a take-over bid circular;

        ii.            the take-over bid must be made to all holders of Common Shares other than the bidder (the Rights Plan allows a partial bid to be a Permitted Bid);

      iii.            the take-over bid must not expire, and Common Shares tendered pursuant to the take-over bid must not be taken up, until the take-over bid has been open for tenders for at least 60 days. In addition, no Common Shares can be taken up and paid for under the take-over bid unless, at that time they are taken up, more than 50% of the Common Shares held by Independent Shareholders have been tendered pursuant to the take-over bid and not withdrawn ("Independent Shareholders" are shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder). The take-over bid must also provide that any Common Shares deposited pursuant to the bid may be withdrawn until taken up and paid for;

      iv.            if, on the date that Common Shares may be taken up and paid for, more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid and not withdrawn, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for not less than 10 business days from the date of such public announcement; and

       v.            the take-over bid must not be made if, at the commencement of the take-over bid the bidder, or any of its affiliates, associates, advisors or any directors, officers, employees, agents or representatives (collectively the "Representatives") of any of them or any person acting jointly or in concert with the bidder or any of its affiliates, associates, advisors or such Representatives in connection with the take-over bid, possessed confidential information, unless the bidder and those affiliates, associates, advisors or Representatives and any person acting jointly or in concert with any of them shall have entered into a confidentiality agreement with the Company within three months prior to the commencement of the take-over bid.

The Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid as long as the Competing Permitted Bid is outstanding for a minimum period of 21 days.

Permitted Lock-Up Agreement. A "Permitted Lock-Up Agreement" is an agreement by a Shareholder to deposit or tender Common Shares to a take-over bid and that meets certain requirements. These requirements are essentially that:

         i.            the terms of the agreement must be publicly disclosed and a copy of the agreement must be publicly available;

        ii.            the Shareholder who agrees to tender Common Shares to a take-over bid made by the other party to the agreement (the "lock-up bid") must be allowed to terminate its obligations under the agreement in order to tender the Common Shares to another take-over bid or support another transaction where the bid price under the other bid or transaction is (A) greater than the bid price under the lock-up bid or (B) equal to or greater than a specified minimum which is not more than 7% higher than the bid price under the lock-up bid; and

      iii.            if the Shareholder fails to tender its Common Shares to the lock-up bid the Shareholder cannot be required to pay break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value payable under the lock-up bid and 50% of the increase in the consideration resulting from another take-over bid or transaction.

Waiver and Redemption:  If a potential bidder does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the board of directors to make a bid by take-over bid circular to all shareholders on terms which the board of directors considers fair to all shareholders. In those circumstances, the board of directors may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of that transaction and allow the bid to proceed without dilution. Under the terms of the Rights Plan, that waiver would be deemed also to be a waiver in respect of all other contemporaneous bids made by way of a take-over bid circular. The board of directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred unintentionally if the Acquiring Person that inadvertently triggered that Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares of the Company. Other waivers of the Rights Plan require approval of the holders of Common Shares or Rights. At any time prior to the occurrence of a Flip-in Event, the board of directors may with the prior consent of the holders of Common Shares or Rights redeem all, but not less than all, of the outstanding Rights, as the case may be, at a price of Cdn $0.00001 each.

Exemptions for Investment Advisors. Investment advisors (for client accounts) and trust companies (acting in their capacity as trustees and administrators) acquiring more than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments. The Company is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or, subject to subsequent reconfirmation by shareholders or Rights Holders, to maintain the validity of the Rights Plan as a result of changes in law or regulation. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights Holders. The TSX Venture Exchange (the "TSXV") has taken the position that, regardless of a requirement in any shareholders rights plan that amendments to the plan be approved by a majority of Independent Shareholders, the TSXV will require that in addition to such approval by Independent Shareholders, the amendment must also be approved by a majority of all votes cast by all shareholders (including shareholders that are not Independent Shareholders).

Cautionary Statement Regarding Forward-Looking Statements and information

The information presented or incorporated by reference herein contains both historical information and "forward-looking statements" within the meaning of the relevant sections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and "forward-looking information" within the meaning of applicable Canadian securities laws, that state the Company's intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements."

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are outside its control. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the arbitration proceedings under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela  seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela's wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)), actions by the Venezuelan government, economic and industry conditions influencing the future sale of the Brisas Project and the related equipment, and conditions or events impacting the Company's ability to fund its operations or service its debt.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of the Company's arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of the Company's notes, convertible notes or other obligations as they come due;

•         prospects for exploration and development of other mining projects by the Company;

•         equity dilution resulting from the conversion of the Company's convertible notes in part or in whole to its Class A Common Shares;

•         value, if any, realized from the disposition of the remaining Brisas Project related assets;

•         ability to maintain continued listing on the TSXV or continued trading on the OTCQB;

•         competition with companies that are not subject to, or do not follow, Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         the Company's current liquidity and capital resources and access to additional funding in the future if required;

•         regulatory, political and economic risks associated with foreign jurisdictions including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S., Canadian and/or Mexican tax consequences;

•         abilities and continued participation of certain key employees; and

•         risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the company's forward-looking statements. See "Risk Factors" contained in the Company's Annual Information Form and Annual Report on Form 40-F filed or similar filings on sedar.com and sec.gov, respectively, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company's affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with or furnished to the Securities and Exchange Commission (the "SEC") or other securities regulators or documents presented on the Company's website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company's disclosure obligations under applicable U.S. and Canadian securities regulations.  Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

(Signature page follows)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 19, 2014

GOLD RESERVE INC. (Registrant)

By:         /s/ Robert A. McGuinness

Name:   Robert A. McGuinness

Title:     Vice President – Finance & CFO

Exhibit Index

The following exhibits are furnished with this Form 6-K:

Exhibit                  Description

99.1.                      Articles of Continuance (which are deemed to be the Articles of Incorporation of the Company upon the Continuance under the ABCA)

99.2.                      By-Law No. 1 of the Company

99.3.                      Form of Class A Common Share Certificate

99.4.                      Notice of Discontinuance in Yukon, Canada

99.5.                      Amended and Restated Shareholder Rights Plan Agreement (including form of Rights Certificate), filed with the SEC on Form 6-K (File No. 001-31819) on May 14, 2009

99.6.                      First Amendment to Amended and Restated Shareholder Rights Plan Agreement, filed with the SEC on Form 6-K (File No. 001-31819) on June 4, 2012